UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fusion Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

36118A100

(CUSIP Number)

HealthCap VII, L.P.

Represented by HealthCap VI GP S.A.

23 Avenue Villamont

Lausanne, Switzerland CH-1005

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36118A100	13D

1	Names of Reporting Persons HealthCap VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,807,247
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,807,247
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,807,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

CUSIP No. 36118A100	13D

1	Names of Reporting Persons HealthCap VII GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,807,247
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,807,247
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,807,247
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person PN

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b): The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on the number of shares of Common Stock outstanding as communicated by the Issuer to the Reporting Persons.

The Fund directly holds 3,807,247 shares of Common Stock. The GP is the general partner of the Fund. The GP has delegated voting and dispositive power over the shares held by the Fund to HealthCap VI GP S.A., a Swiss registered company (“HealthCap VI GP”). HealthCap VI GP also has voting and dispositive power over 33,455 shares of Common Stock held by HealthCap VI, L.P. Vanessa Malier and Thomas Ramdahl are each directors of the GP. Fabrice Bernhard is the General Manager of HealthCap VI GP, and Dag Richter, François Kaiser and Daniel Schafer are each Directors of HealthCap VI GP (together, the “Managers”).

(c) The Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Each of the Reporting Persons is no longer a beneficial owner of more than five percent of the Issuer’s outstanding shares of Common Stock as of March 18, 2024. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 18, 2024, the Issuer entered into a definitive arrangement agreement (the “Arrangement Agreement”) with AstraZeneca AB (the “Parent”) and 15863210 Canada Inc. (the “Purchaser”) pursuant to which the Purchaser will acquire all of the outstanding Common Stock of the Issuer (the “Arrangement”). In connection with the execution of the Arrangement Agreement, the Fund entered into a voting and support agreement (the “Voting and Support Agreement) with the Parent pursuant to which the Fund agreed (i) to vote in favor of the Arrangement Agreement and the transactions contemplated thereby at a special meeting of the Issuer’s shareholders held to approve the Arrangement Agreement and the Arrangement, (ii) to vote against any alternative acquisition proposal or other action that would delay the completion of the Arrangement and (iii) not to transfer its shares of Common Stock of the Issuer, subject to certain exceptions. The Voting and Support Agreements will terminate in certain circumstances, including upon the termination of the Arrangement Agreement in accordance with its terms.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is filed as Exhibit 5 hereto, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented to add the following:

Exhibit 5	Voting and Support Agreement by and between AstraZeneca AB and HealthCap VII, L.P., dated as of March 18, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

HEALTHCAP VII, L.P.

By: HealthCap VII GP LLC, its general partner

By: HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager

HEALTHCAP VII GP LLC

By: HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name: Dag Richter
Title: Director

By:	/s/ Fabrice Bernhard
Name: Fabrice Bernhard
Title: General Manager